Exhibit 99.4

On March 20, 2016, Markit entered into a definitive agreement with IHS Inc. under which the companies will combine in an all-share merger of equals (the “merger”). The following risk factors relate to the proposed merger and supplement, and should be read in connection with, the risk factors included in our Annual Report on Form 20-F for the year ended December 31, 2015 filed with the Securities and Exchange Commission on March 11, 2016.

RISK FACTORS

Risks Related to the Merger

The Market Price for the Combined Company Common Shares May Be Affected by Factors Different from Those that Historically Have Affected IHS Common Stock and Markit Common Shares.

Upon completion of the merger, holders of shares of IHS common stock (other than any shares held in treasury) will become holders of Markit common shares. IHS and Markit each have businesses that differ from each other. Accordingly, the results of operations of the combined company will be affected by some factors that are different from those currently affecting the results of operations of each of Markit and IHS.

The Merger Agreement May Be Terminated in Accordance with Its Terms and the Merger May Not Be Completed.

The completion of the merger is subject to the satisfaction or waiver of a number of conditions. Those conditions include: (i) the approval of the IHS merger proposal by the IHS stockholders and the approval of the Markit share issuance proposal, the Markit amended bye-laws proposal and the Markit name change proposal by the Markit shareholders; (ii) the receipt of certain domestic and foreign regulatory approvals under competition laws, including the termination or expiration of the waiting period under the HSR Act; (iii) the absence of certain governmental restraints or prohibitions preventing completion of the merger or imposing a regulatory material adverse effect; (iv) the effectiveness of the registration statement of which this joint proxy statement/prospectus forms a part and the absence of any stop order or proceedings by the SEC; (v) the approval of the Markit common shares to be issued to IHS stockholders for listing on the NYSE or NASDAQ; (vi) the truth and correctness of the representations and warranties made by both parties (generally subject to certain “materiality” and “material adverse effect” qualifiers); and (vii) the performance by IHS and Markit of their respective obligations under the merger agreement in all material respects.

These conditions to the closing may not be fulfilled and, accordingly, the merger may not be completed. In addition, if the merger is not completed by November 30, 2016 (subject to extension to February 28, 2017, by either party if certain antitrust-related conditions to the closing have not been satisfied), either IHS or Markit may choose not to proceed with the merger, and the parties can mutually decide to terminate the merger agreement at any time prior to the consummation of the merger, before or after the required IHS and Markit shareholder approvals. In addition, IHS or Markit may elect to terminate the merger agreement in certain other circumstances. If the merger agreement is terminated, Markit may incur substantial fees in connection with termination of the merger agreement and will not recognize the anticipated benefits of the merger.

Termination of the Merger Agreement Could Negatively Impact Markit.

If the merger agreement is terminated in accordance with its terms and the merger is not consummated, the ongoing business of Markit may be adversely affected by a variety of factors. Markit’s business may be adversely impacted by the failure to pursue other beneficial opportunities during the pendency of the merger, by the failure to obtain the anticipated benefits of completing the merger, by payment of certain costs relating to the merger, and by the focus of their respective managements on the merger for an extended period of time rather than on management opportunities or other issues. The market price of Markit common shares might decline as a result of any such failures to the extent that the current market prices reflect a market assumption that the merger will be completed.

In addition, if the merger agreement is terminated under certain circumstances, Markit may be required to pay IHS a termination fee of $195,000,000 in cash or to pay IHS’s expenses in the amount of $30,000,000 in cash, depending on the circumstances surrounding the termination (and in each case subject to any adjustments that may be required in respect of VAT). Markit may also be negatively impacted if the merger agreement is terminated and their respective boards seek but are unable to find another business combination or strategic transaction offering equivalent or more attractive benefits than the benefits expected to be provided in the merger, or if the respective companies become subject to litigation related to entering into or failing to consummate the merger, including direct actions by Markit shareholders against the directors and/or officers of Markit for breaches of fiduciary duty and derivative actions brought by Markit shareholders in the name of the company.

IHS and Markit Will Be Subject to Business Uncertainties While the Merger is Pending.

Uncertainty about the completion or effect of the merger may affect the relationship between Markit and IHS and their respective suppliers, customers, distributors, licensors and licensees and may have an adverse effect on IHS and/or Markit, and consequently on the combined company. These uncertainties may cause suppliers, customers, distributors, licensors and others that deal with the parties to seek to change existing business relationships with them and to delay or defer decisions concerning Markit or IHS. Changes to existing business relationships, including termination or modification, could negatively affect each of IHS’s and Markit’s revenues, earnings and cash flow, as well as the market price of its common stock.

In addition, each of IHS and Markit is dependent on the experience and industry knowledge of their respective officers, key management personnel and other key employees to operate their businesses and execute their respective business plans. The combined company’s success after the merger will depend in part upon the ability of IHS and Markit to retain key management personnel and other key employees and to attract new management personnel and other key employees. Current and prospective employees of IHS and Markit may experience uncertainty about their roles within the combined company following the merger, which may have an adverse effect on the ability of each of IHS and Markit to attract or retain key management personnel and other key employees. If key employees depart because of issues related to the uncertainty and difficulty of integration or a desire not to remain with the businesses, the combined company’s business following the consummation of the merger could be negatively impacted. Accordingly, no assurance can be given that the combined company will be able to attract or retain key management personnel and other key employees of IHS and Markit to the same extent that IHS and Markit have previously been able to attract or retain their employees. Adverse effects arising from the pendency of the merger could be exacerbated by any delays in consummation of the merger or termination of the merger agreement.

IHS and Markit Will Be Subject to Certain Contractual Restrictions While the Merger is Pending.

The merger agreement restricts each of IHS and Markit from making certain acquisitions and divestitures, entering into certain contracts, incurring certain indebtedness and expenditures, repurchasing or issuing securities outside of existing equity award programs (and, in the case of Markit, outside of Markit’s existing accelerated share repurchase program), and taking other specified actions until the earlier of the completion of the merger or the termination of the merger agreement without the consent of the other party. These restrictions may prevent IHS and/or Markit from pursuing attractive business opportunities that may arise prior to the completion of the merger and could have the effect of delaying or preventing other strategic transactions. Adverse effects arising from the pendency of the merger could be exacerbated by any delays in consummation of the merger or the termination of the merger agreement.

Third Parties May Terminate or Alter Existing Contracts or Relationships with IHS or Markit.

Each of IHS and Markit has contracts with customers, suppliers, vendors, distributors, landlords, licensors, joint venture partners, and other business partners which may require IHS or Markit, as applicable, to obtain consent from these other parties in connection with the merger. If these consents cannot be obtained, the counterparties to these contracts and other third parties with which IHS and/or Markit currently have relationships may have the ability to terminate, reduce the scope of or otherwise materially adversely alter their relationships with either or both parties in anticipation of the merger, or with the combined company following the merger. The pursuit of such rights may result in IHS, Markit or the combined company suffering a loss of potential future revenue or incurring liabilities in connection with a breach of such agreements and losing rights that are material to its business. Any such disruptions could limit the combined company’s ability to achieve the anticipated benefits of the merger. The adverse effect of such disruptions could also be exacerbated by a delay in the completion of the merger or the termination of the merger agreement.

Markit Will Incur Significant Transaction Costs in Connection with the Merger.

Markit has incurred and expects to incur a number of non-recurring costs associated with the merger. These costs and expenses include financial advisory, legal, accounting, consulting and other advisory fees and expenses, reorganization and restructuring costs, severance/employee benefit-related expenses, public company filing fees and other regulatory expenses, printing expenses and other related charges. Some of these costs are payable by Markit regardless of whether the merger is completed.

Markit Directors and Executive Officers May Have Interests in the Merger Different from the Interests of Markit Shareholders Generally.

Certain of the directors and executive officers of Markit negotiated the terms of the merger agreement, the Markit board recommended that Markit shareholders vote in favor of the Markit share issuance proposal, the Markit amended bye-laws proposal, the Markit name change proposal and the Markit adjournment proposal. These directors and executive officers may have interests in the merger, which are different from, or in addition to, or in conflict with, those of Markit shareholders, generally. These interests include the continued employment of certain executive officers of Markit by the combined company, the continued service of certain independent directors and executive directors of Markit as directors of the combined company upon completion of the merger, which will be renamed IHS Markit Ltd. (“IHS Markit”), the treatment in (or in connection with) the merger of equity awards as well as certain change-in-control severance payments and benefits, transition or retention awards, or other rights held by Markit directors and executive officers, as applicable, and the indemnification of former Markit directors and officers by the combined company.

Markit shareholders should be aware of these interests when they consider recommendations of the Markit board that they vote in favor of the Markit share issuance proposal, the Markit amended bye-laws proposal, the Markit name change and the Markit adjournment proposal. The Markit board was aware of these interests when it determined that the merger agreement and the transactions contemplated thereby were advisable and fair to and in the best interests of the Markit shareholders and recommended that the Markit shareholders approve the Markit share issuance, the Markit amended bye-laws and the Markit name change.

Existing Markit Shareholders Will Have a Reduced Ownership and Voting Interest in, and Will Exercise Less Influence Over Management of, the Combined Company After the Merger Than They Did With Respect to Markit Prior to the Merger.

Markit shareholders currently have the right to vote in the election of the the Markit board and on other matters affecting the company. As a result of the Markit share issuance, upon the completion of the merger, each Markit shareholder will have a percentage ownership of, and voting interest in, the combined company that is smaller than such shareholder’s percentage ownership of, and voting interest in Markit immediately prior to the merger. Immediately following the completion of the merger, the former Markit shareholders, as a group, will own approximately 43% of the combined company. In addition, former directors of Markit will constitute five of the eleven members of the IHS Markit board. Accordingly, Markit shareholders will have less influence on the management and policies of the combined company than they now have on the management and policies of Markit.

Markit Common Shares to Be Received by IHS Stockholders in the Merger Will Have Rights Different from the Shares of IHS Common Stock.

Upon completion of the merger, IHS stockholders will no longer be stockholders of IHS, but will instead be shareholders of Markit. The rights of former IHS stockholders who become Markit shareholders will be governed by the Markit amended bye-laws, which will be adopted, as of the effective time. The rights associated with Markit common shares are different from the rights associated with shares of IHS common stock.

The Merger Agreement Contains Provisions that May Discourage Other Companies from Trying to Enter into a Strategic Transaction with Markit for Greater Consideration.

The merger agreement contains provisions that may discourage a third party from submitting a business combination proposal to Markit both during the pendency of the proposed combination transaction as well as afterward, should the merger not be consummated, that might result in greater value to Markit shareholders than the merger. These merger agreement provisions include a general prohibition on each company from soliciting, or, subject to certain exceptions, entering into discussions with any third party regarding any acquisition or combination proposal or offers for competing transactions, subject to limited exceptions. Further, if the Markit board (i) withdraws, qualifies or modifies, or proposes publicly to withdraw, qualify or modify, or fails to make, in each case in any manner adverse to the other party, its approval or recommendation of the Markit required shareholder approvals or (ii) approves or recommends, or proposes publicly to approve or recommend, any alternative transaction, Markit will still be required to submit the merger, to a vote of its stockholders or shareholders, as applicable, at the respective special meetings unless the merger agreement is earlier terminated in accordance with its terms.

In addition, Markit may be required to pay to IHS a termination fee in cash equal to $195,000,000 in certain circumstances involving acquisition proposals for competing transactions.

If the merger agreement is terminated and Markit determines to seek another strategic transaction, Markit may not be able to negotiate a transaction on terms comparable to, or better than, the terms of this transaction.

The Market Price of the Combined Company’s Common Shares May Be Volatile, and Holders of the Combined Company’s Common Shares Could Lose a Significant Portion of Their Investment Due to Drops in the Market Price of the Combined Company’s Common Shares Following Completion of the Merger.

The market price of the combined company’s common shares may be volatile, and following completion of the merger, shareholders may not be able to resell their IHS Markit common shares at or above the price at which they acquired the common shares pursuant to the merger agreement or otherwise due to fluctuations in its market price, including changes in price caused by factors unrelated to the combined company’s operating performance or prospects.

Specific factors that may have a significant effect on the market price for the combined company’s common shares include, among others, the following:

•	changes in stock market analyst recommendations or earnings estimates regarding the combined company’s common shares, other companies comparable to it or companies in the industries they serve;

•	actual or anticipated fluctuations in the combined company’s operating results of future prospects;

•	reaction to public announcements by the combined company;

•	strategic actions taken by the combined company or its competitors;

•	failure of the combined company to achieve the perceived benefits of the transactions, including financial results and anticipated synergies, as rapidly as or to the extent anticipated by financial or industry analysts;

•	adverse conditions in the financial market or general U.S. or international economic conditions, including those results from war, incidents of terrorism and responses to such events; and

•	sales of common shares by the combined company, members of its management team or significant shareholders.

Markit Shareholders Will Not Be Entitled to Appraisal Rights in the Merger.

Under the Companies Act 1981, as amended, of Bermuda, in the event of an amalgamation or merger of a Bermuda company with another company or corporation, a shareholder of the Bermuda company who did not vote in favor of the amalgamation or merger and who is not satisfied that fair value has been offered for such shareholder’s shares may, within one month of notice of the shareholders meeting, apply to the Supreme Court of Bermuda to appraise the fair value of those shares.

Because Markit is not a direct party to the merger and Markit shareholders will continue to own their Markit common shares, Markit shareholders will not be entitled to appraisal rights in connection with the merger.

Risks Related to the Business of the Combined Company Upon Completion of the Merger

The Combined Company May Fail to Realize the Anticipated Benefits of the Merger.

The success of the merger will depend on, among other things, the combined company’s ability to combine the IHS and Markit businesses in a manner that realizes anticipated synergies and exceeds the projected stand-alone cost savings and revenue growth trends identified by each company. On a combined basis, IHS Markit expects to benefit from significant cost synergies at both the business and corporate levels that will exceed the cost reductions achievable by Markit and IHS through their stand-alone cost reduction programs. Such cost synergies are expected to be driven by integrating corporate functions, reducing technology spending by optimizing IT infrastructure, using centers of excellence in cost-competitive locations and optimizing real estate and other costs.

However, the combined company must successfully combine the businesses of IHS and Markit in a manner that permits these cost savings and synergies to be realized. In addition, the combined company must achieve the anticipated savings and synergies in a timely manner and without adversely affecting current revenues and investments in future growth. If the combined company is not able to successfully achieve these objectives, or the cost to achieve these synergies is greater than expected, then in either case the anticipated benefits of the merger may not be realized fully or at all or may take longer to realize than expected.

A variety of factors may adversely affect the combined company’s ability to realize the currently expected operating synergies, savings and other benefits of the merger, including the failure to successfully optimize the combined company’s facilities footprint, the inability to leverage existing customer relationships, the failure to identify and eliminate duplicative programs, and the failure to otherwise integrate Markit’s and IHS’s respective businesses, including their technology platforms.

Combining the Businesses of IHS and Markit May Be More Difficult, Costly or Time-Consuming than Expected, Which May Adversely Affect the Combined Company’s Results and Negatively Affect the Value of IHS Markit Common Shares Following the Merger.

IHS and Markit have entered into the merger agreement because each believes that the merger will be beneficial to its respective company and stockholders or shareholders, as applicable, and that combining the businesses of IHS and Markit will produce benefits and cost savings. However, IHS and Markit have historically operated as independent companies and will continue to do so until the completion of the merger. Following the completion of the merger, the combined company’s management will need to integrate IHS’s and Markit’s respective business. The combination of two independent businesses is a complex, costly and time consuming process and the management of the combined company may face significant challenges in implementing such integration, many of which may be beyond the control of management, including, without limitation:

•	latent impacts resulting from the diversion of Markit’s and IHS’s respective management teams attention from ongoing business concerns as a result of the devotion of management’s attention to the merger and performance shortfalls at one or both of the companies;

•	difficulties in achieving anticipated cost savings, synergies, business opportunities and growth prospects;

•	the possibility of faulty assumptions underlying expectations regarding the integration process;

•	unanticipated issues in integrating information technology, communications programs, financial procedures and operations, and other systems, procedures and policies;

•	difficulties in managing a larger combined company, addressing differences in business culture and retaining key personnel;

•	unanticipated changes in applicable laws and regulations;

•	managing tax costs or inefficiencies associated with integrating the operations of the combined company;

•	coordinating geographically separate organizations; and

•	unforeseen expenses or delays associated with the merger.

Some of these factors will be outside of the control of Markit and IHS and any one of them could result in increased costs and diversion of management’s time and energy, as well as decreases in the amount of expected revenue which could materially impact our business, financial conditions and results of operations. The integration process and other disruptions resulting from the merger may also adversely affect the combined company’s relationships with employees, suppliers, customers, distributors, licensors and others with whom IHS and Markit have business or other dealings, and difficulties in integrating the businesses or regulatory functions of IHS and Markit could harm the reputation of the combined company.

If the combined company is not able to successfully combine the businesses of IHS and Markit in an efficient, cost-effective and timely manner, the anticipated benefits and cost savings of the merger may not be realized fully, or at all, or may take longer to realize than expected, and the value of IHS Markit common shares, the revenues, levels of expenses and results of operations may be affected adversely. If the combined company is not able to adequately address integration challenges, the combined company may be unable to successfully integrate IHS’s and Markit’s operations or realize the anticipated benefits of the transactions contemplated by the merger agreement.

IHS Markit has Incurred and Expects to Incur Additional Significant Costs in Connection with the Integration of the Combined Company.

There are a large number of processes, policies, procedures, operations, technologies and systems that must be integrated in connection with the merger. While both IHS and Markit have assumed that a certain level of expenses would be incurred in connection with the merger and the other transactions contemplated by the merger agreement, there are many factors beyond their control that could affect the total amount of, or the timing of, anticipated expenses with respect to the integration and implementation of the combined businesses.

There may also be additional unanticipated significant costs in connection with the merger that the combined company may not recoup. These costs and expenses could reduce the benefits and additional income IHS Markit expects to achieve from the merger. Although IHS Markit expects that these benefits will offset the transaction expenses and implementation costs over time, this net benefit may not be achieved in the near term or at all.

Inability to Access the Debt Capital Markets Could Impair the Combined Company’s Liquidity, Business or Financial Condition.

Each of IHS and Markit has relied and continues to rely on access to the debt capital markets to finance their day-to-day and long-term operations. An inability to raise money in the long-term or short-term debt markets could have a substantial negative effect on the liquidity of the combined company. The combined company’s access to the debt markets in amounts adequate to finance its activities could be impaired as a result of potential factors, including factors that are not specific to the combined company, such as a severe disruption of the financial markets and interest rate fluctuations.

The costs and availability of financing from the debt capital markets will be dependent on the short-term and long-term credit ratings of the combined company. The level and quality of the combined company’s earnings, operations, business and management, among other things, will impact the determination of the combined company’s credit ratings. A decrease in the ratings assigned to the combined company by the ratings agencies may negatively impact the combined company’s access to the debt capital markets and increase the combined company’s cost of borrowing. There can be no assurance that the combined company will maintain the current creditworthiness or prospective credit ratings of Markit or IHS, and any actual or anticipated changes or downgrades in such credit ratings may have a negative impact on the liquidity, capital position or access to capital markets of the combined company.

The U.S. Internal Revenue Service (the “IRS”) may not agree with the conclusion that IHS Markit is to be treated as a foreign corporation for U.S. federal income tax purposes following the merger.

Although Markit is incorporated in Bermuda and is and has been treated as (and IHS Markit after the merger is expected to be treated as) tax resident in the United Kingdom, the IRS may assert that IHS Markit should be treated as a U.S. corporation (and, therefore, a U.S. tax resident) for U.S. federal income tax purposes pursuant to Section 7874 of the Code (referred to as “Section 7874”). Under current U.S. federal income tax law, a corporation generally will be considered to be resident for U.S. federal income tax purposes in its place of organization or incorporation. Accordingly, under the generally applicable U.S. federal income tax rules, IHS Markit would generally be classified as a non-U.S. corporation (and, therefore, not a U.S. tax resident). Section 7874 and the Treasury regulations promulgated thereunder, however, contain specific rules that may cause a non-U.S. corporation to be treated as a U.S. corporation for U.S. federal income tax purposes under certain circumstances.

Section 7874 provides that if, following an acquisition of a U.S. corporation by a non-U.S. corporation, at least 80% of the acquiring non-U.S. corporation’s stock (by vote or value) is considered to be held by former shareholders of the U.S. corporation by reason of holding stock of such U.S. corporation (such percentage referred to as the “ownership percentage” and such test referred to as the “ownership test”) and the “expanded affiliated group” which includes the acquiring non-U.S. corporation does not have substantial business activities in the country in which the acquiring non-U.S. corporation is created or organized, then the non-U.S. corporation would be treated as a U.S. corporation for U.S. federal income tax purposes even though it is a corporation created and organized outside the United States.

Section 7874 is not expected to apply to the merger because the former IHS stockholders are expected to hold, for purposes of the relevant Section 7874 rules, less than 60% of the IHS Markit common shares (by vote and value) after the merger by reason of holding IHS common stock. However, whether the ownership test has been satisfied is determined only after the closing of the merger, by which time there could be adverse changes to the relevant facts and circumstances, such as the number of equity-based awards of IHS or Markit that are granted, vested or are exercised before the closing of the merger and the number of Markit common shares delivered under Markit’s accelerated share repurchase programs. In addition, for purposes of determining the ownership percentage of the former IHS stockholders, the former IHS stockholders will be deemed to own an amount of IHS Markit common shares in respect of certain prior distributions (including stock repurchases) by IHS prior to the closing of the merger. A number of these factors are correlated with the share prices of IHS and Markit, and a substantial decline in Markit’s share price could result in former IHS stockholders being treated as holding 60% or more of IHS Markit common shares after the merger for purposes of the ownership test. Further, a subsequent change in law might cause IHS stockholders to be treated as owning 80% or more of the IHS Markit common shares after the merger for U.S. federal income tax purposes, including with retroactive effect to the date of the merger. In such event, IHS Markit could be treated as a U.S. corporation for U.S. federal income tax purposes, and IHS Markit could be liable for substantial additional U.S. federal income tax on its operations and income following the closing of the merger. Additionally, if IHS Markit were treated as a U.S. corporation for U.S. federal income tax purposes, non-U.S. IHS Markit shareholders would be subject to U.S. withholding tax on the gross amount of any dividends paid by IHS Markit to such shareholders. There can be no assurance that the IRS will agree with the position that IHS Markit is to be treated as a non-U.S. corporation.

The IRS may not agree with the conclusion that IHS Markit is not subject to certain adverse consequences for U.S. federal income tax purposes following the merger.

As described above, based on the rules for determining share ownership under Section 7874 and certain factual assumptions, after the merger, former IHS stockholders are expected to hold, for purposes of the relevant Section 7874 rules, less than 60% of the IHS Markit common shares (by vote and value) after the merger by reason of holding IHS common stock. However, if IHS stockholders were treated as owning 60% or more (but less than 80%) of the IHS Markit common shares after the merger for U.S. federal income tax purposes, IHS could be prohibited from using its foreign tax credits or other attributes to offset the income or gain recognized by reason of the transfer of property to a foreign related person or any income received or accrued by reason of a license of any property by IHS to a foreign related person. In addition, on April 4, 2016, the U.S. Treasury and the IRS released temporary regulations that, in such case, may limit the combined company’s ability to integrate certain of its non-U.S. operations or access cash earned by IHS’s non-U.S. subsidiaries, in each case without incurring substantial U.S. tax liabilities. Moreover, in such case, Section 4985 of the Code and rules related thereto would impose an excise tax on the value of certain IHS stock compensation held directly or indirectly by certain “disqualified individuals” (including officers and directors of IHS) at a rate equal to 15%.

As previously discussed, based on the rules for determining share ownership under Section 7874 and the Treasury regulations promulgated thereunder, and certain factual assumptions, the ownership percentage is expected to be less than 60%. However, as described above, there is limited guidance regarding the application of Section 7874, and there can be no assurance that the IRS will agree with the position that the former IHS stockholders will be treated as holding less than 60% of the IHS Markit common shares (by vote and value) after the merger by reason of holding IHS common stock for purposes of the ownership test.

Proposed Regulations under Section 385 of the Code may limit IHS Markit’s ability to use intercompany debt.

On April 4, 2016, the U.S. Treasury and the IRS released proposed Treasury regulations under Section 385 of the Code. In general, the proposed Treasury regulations would (i) require intercompany debt to be accompanied by extensive contemporaneous documentation in order to be treated as debt for U.S. federal income tax purposes; (ii) treat intercompany debt as equity for U.S. federal income tax purposes in certain circumstances; and (iii) authorize the IRS to treat intercompany debt as in part debt and in part equity for U.S. federal income tax purposes in certain circumstances. The scope and interpretation of the proposed Treasury regulations are subject to significant uncertainty. However, if finalized in their current form, that the proposed Treasury regulations may limit the ability of IHS Markit to utilize intercompany debt and may increase cash taxes for IHS Markit.

Changes to the U.S. Model Income Tax Treaty could adversely affect IHS Markit.

On February 17, 2016, the U.S. Treasury released a newly revised U.S. model income tax convention (the “model”), which is the baseline text used by the U.S. Treasury to negotiate tax treaties. The new model treaty provisions were preceded by draft versions released by the U.S. Treasury on May 20, 2015 (the “May 2015 draft”) for public comment. The revisions made to the model address certain aspects of the model by modifying existing provisions and introducing entirely new provisions. Specifically, the new provisions target (i) permanent establishments subject to little or no foreign tax, (ii) special tax regimes, (iii) expatriated entities subject to Section 7874, (iv) the anti-treaty shopping measures of the limitation on benefits article and (v) subsequent changes in treaty partners’ tax laws.

With respect to new model provisions pertaining to expatriated entities, because it is expected that the merger will not result in the creation of an expatriated entity as defined in Section 7874, payments of interest, dividends, royalties and certain other items of income by or to IHS and/or its U.S. affiliates after the merger to or from non-U.S. persons would not be expected to become subject to full withholding tax, even if applicable treaties were subsequently amended to adopt the new model provisions. In response to comments the U.S. Treasury received regarding the May 2015 draft, the new model treaty provisions pertaining to expatriated entities states that the definition of “expatriated entity” has the meaning ascribed to such term under Section 7874 (a)(2)(A) as of the date the relevant bilateral treaty is signed. However, as discussed above, the rules under Section 7874 are relatively new, complex and are the subject of current and future legislative and regulatory changes. Accordingly, there can be no assurance that the IRS will agree with the position that the merger does not result in the creation of an expatriated entity (within the meaning of Section 7874) under the law as in effect at the time the applicable treaty were amended or that such a challenge would not be sustained by a court, or that such position would not be affected by future or regulatory action which may apply retroactively to the merger.

Future changes to U.S., U.K. and foreign tax laws could adversely affect the combined company.

As discussed above, under current law, IHS Markit is expected to be treated as a non-U.S. corporation for U.S. federal income tax purposes. However, changes to Section 7874, or the Treasury regulations promulgated thereunder, could affect the combined company’s status as a non-U.S. corporation for U.S. federal income tax purposes. Any such changes could have prospective or retroactive application, and may apply even if enacted or asserted after the merger is consummated. If the combined company were to be treated as a U.S. corporation for U.S. federal income tax purposes, it could be subject to substantially greater U.S. tax liability than currently contemplated as a non-U.S. corporation.

Recent legislative proposals have aimed to expand the scope of U.S. corporate tax residence, including in such a way as would cause IHS Markit to be treated as a U.S. corporation if the management and control of the combined company and its affiliates were determined to be located primarily in the United States, or would reduce the ownership percentage at or above which the combined company would be treated as a U.S. corporation. Thus, the rules under Section 7874 and other relevant provisions could change on a prospective or retroactive basis in a manner that could adversely affect IHS Markit after the merger.

In addition, the U.S. Congress, the Organisation for Economic Co-operation and Development and other government agencies in jurisdictions where IHS and Markit and their respective affiliates do business have had an extended focus on issues related to the taxation of multinational corporations. One example is in the area of “base erosion and profit shifting,” where payments are made between affiliates from a jurisdiction with high tax rates to a jurisdiction with lower tax rates. The Organisation for Economic Co-operation and Development addressed fifteen specific actions as part of a comprehensive plan to create an agreed set of international rules for fighting base erosion and profit shifting that was presented in a report to the G20 finance ministers in October 2015. The G20 finance ministers subsequently endorsed the comprehensive plan. As a result, the tax laws in the United States, the United Kingdom, and other countries in which IHS and Markit and their respective affiliates do business could change on a prospective or retroactive basis, and any such changes could adversely affect IHS Markit after the merger.

If Markit is, or IHS Markit were to become, a passive foreign investment company (a “PFIC”) for U.S. federal income tax purposes, U.S. investors in IHS Markit common shares would be subject to certain adverse U.S. federal income tax consequences.

In general, a non-U.S. corporation will be a PFIC for any taxable year if (i) 75% or more of its gross income consists of passive income or (ii) 50% or more of the average quarterly value of its assets consists of assets that produce, or are held for the production of, passive income. Markit believes that it was not a PFIC for its 2015 taxable year, and IHS and Markit do not expect IHS Markit to be a PFIC for its 2016 taxable year or in the foreseeable future. However, there can be no assurance that IHS Markit will not be considered a PFIC for any taxable year. If IHS Markit were a PFIC for any taxable year during which a U.S. investor held IHS Markit common shares, such investor would be subject to certain adverse U.S. federal income tax consequences, such as ineligibility for any preferred tax rates on capital gains or on actual or deemed dividends, an additional interest charge on certain taxes treated as deferred, and additional reporting requirements under U.S. federal income tax laws and regulations. If IHS Markit were characterized as a PFIC, a U.S. investor may be able to make a “mark-to-market” election with respect to its IHS Markit common shares that would alleviate some of the adverse consequences of PFIC status. Although U.S. tax rules also permit a U.S. investor to make a “qualified electing fund” election with respect to the shares of a foreign corporation that is a PFIC if the foreign corporation provides certain information to its investors, it is not expected that IHS Markit will provide the information that would be necessary for a U.S. investor to make a valid “qualified electing fund” election with respect to IHS Markit common shares.